767 Fifth Avenue New York, NY 10153-0119 +1 212 310 8000 tel +1 212 310 8007 fax

August 11, 2021

VIA EDGAR TRANSMISSION

Margaret Schwartz

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street NE

Washington, D.C. 20549

Re:	GS Acquisition Holdings Corp II

Registration Statement on Form S-4 Filed June 30, 2021

Filed by GS Acquisition Holdings Corp II

File No. 333-257535

Dear Ms. Schwartz:

On behalf of our client, GS Acquisition Holdings Corp II, (“GSAH”), we are responding to the comment letter (“Comment Letter”) of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated July 29, 2021, relating to the Registration Statement on Form S-4 (the “Registration Statement”) filed with the Commission on June 30, 2021. In connection with these responses, GSAH is filing, electronically via EDGAR to the Commission, an amendment to the Registration Statement (the “Amended Registration Statement”) on the date of this response letter. In addition to addressing the comments raised by the Staff in the Comment Letter, GSAH has revised the Registration Statement to update certain other disclosures.

For ease of reference, each of the Staff’s comments is reproduced below in bold and is followed by the response to such comment. In addition, unless otherwise indicated, all references to page numbers in such responses are to page numbers in the Amended Registration Statement. Capitalized terms used in this letter but not otherwise defined herein shall have the meaning ascribed to such term in the Amended Registration Statement.

Questions and Answers About the Proposals for our Stockholders

Q: Following the Business Combination, will the Company’s securities continue to trade on a stock exchange ?, page 20

Securities and Exchange Commission August 11, 2021 Page 2

1 Comment: Please disclose here and on the cover page when you will file the listing application for the combined company and whether the NYSE’s determination will be known at the time that stockholders are asked to vote to approve the business combination. Please revise to make clear whether the business combination is conditioned upon receiving NYSE listing approval.

Response: The Company respectfully acknowledges the Staff’s comment. In response to the Staff’s comment, the Company has revised its disclosure on the cover page and page 20 of the Amended Registration Statement.

Q: What conditions must be satisfied to complete the Business Combination ? , page 21

2. Comment: Please revise to identify which conditions to the completion of the business combination may be waived.

Response: The Company respectfully acknowledges the Staff’s comment. In response to the Staff’s comment, the Company has revised its disclosure on pages 21 and 162 of the Amended Registration Statement.

Summary of the Proxy Statement/Prospectus, page 32

3. Comment: We note your disclosure on page (i) that you intend to implement a structure similar to that of an “Up-C” and will establish an intermediate subsidiary of the Company. Please expand your disclosure in the Summary to explain the business or strategic rationale for why this structure was selected, including any material ways in which the structure benefits the Company, the sponsor, the sellers or related parties. Conflicts of interest related to such benefits should be discussed in the Risk Factors section. Please also disclose how the transaction structure achieves its intended benefits.

You also state that sellers have the option to elect to receive equity consideration in the form of GSAH Class A common shares or “paired interests” comprised of GSAH Class B shares and Class B shares in your intermediate subsidiary. Further, you state on page 50 that you expect the sellers who are current members of Mirion’s management team to elect to receive paired interests. Please revise to explain the benefits of electing to receive paired interests that would not be shared with holders of GSAH Class A common shares generally.

Response: The Company respectfully acknowledges the Staff’s comment. In response to the Staff’s comment, the Company has revised its disclosure on page 34 of the Amended Registration Statement.

4. Comment: Please include a diagram of your organizational structure after giving effect to the business combination, including the anticipated ownership percentages of each entity and classes of stock. Address here the potential impact of the Option Agreement, as referenced on page 169.

Response: The Company respectfully acknowledges the Staff’s comment. In response to the Staff’s comment, the Company has revised its disclosure on pages 35 of the Amended Registration Statement.

Securities and Exchange Commission August 11, 2021 Page 3

Business Combination Proposal, page 33

5. Comment: We note on page 41 you state that under the Business Combination Agreement, the Charterhouse parties must cause the holders of a majority of Mirion’s Class A ordinary shares and B ordinary shares to deliver an executed joinder agreement and election agreement, and on page 37 you state that a closing condition includes that a majority of the holders of the Class A ordinary shares and the B ordinary shares of Mirion will have delivered the drag along notice. You describe the consideration to Mirion shareholders as consideration to sellers, which does not contemplate Mirion shareholders that do not sign a joinder agreement. Please revise to clearly explain what happens if one or more Mirion shareholders do not execute a joinder agreement.

Response: The Company respectfully acknowledges the Staff’s comment. In response to the Staff’s comment, the Company has revised its disclosure on pages 39 and 42 of the Amended Registration Statement.

Parties to the Business Combination

Mirion, page 33

6. Please balance your disclosure with reference to Mirion’s history of losses and accumulated deficit as of March 31, 2021, as referenced on page 67.

Response: The Company respectfully acknowledges the Staff’s comment. In response to the Staff’s comment, the Company has revised its disclosure on page 33 of the Amended Registration Statement.

Risks Factors

Risks Related to Our Business and Industry—We have, and we intend to continue pursuing, fixed-price contracts..., page 75

7. Please expand your disclosure to quantify the extent to which your business relies on fixed-price contracts.

Response: The Company respectfully acknowledges the Staff’s comment. In response to the Staff’s comment, the Company has revised its disclosure on page 75 of the Amended Registration Statement.

Risks Related to the Business Combination and GSAH, page 108

8. We note your disclosure of the exclusive forum provision included in the New Mirion Charter on pages 292-293 and in Annex B, which states that the provision does not apply to Securities Act claims. Please reconcile your disclosure here or advise.

Response: The Company respectfully acknowledges the Staff’s comment. In response to the Staff’s comment, the Company has revised its disclosure on page 122 of the Amended Registration Statement.

Securities and Exchange Commission August 11, 2021 Page 4

Unaudited Pro Forma Condensed Combined Financial Information, page 128

9. Comment: Please expand your disclosure to clarify how you arrived at Mirion’s unaudited financial results for the twelve-month period ending December 31, 2020 (e.g. adding interim results for the six months ending December 31, 2020, and deducting the comparable preceding year’s interim results). Provide any additional quantitative and narrative disclosure necessary to explain the effects of unusual charges or adjustments in these periods.

Response: The Company respectfully acknowledges the Staff’s comment. The Company arrived at the unaudited financial results for the twelve-month period ending December 31, 2020 by aggregating the results for each quarterly period in calendar year 2020 (i.e., quarters ending March 31, 2020, June 30, 2020, September 30, 2020, and December 31, 2020). In aggregating these results, the Company did not identify any unusual charges or adjustments that would require additional quantitative or narrative disclosure. In response to the Staff’s comment, the Company has revised its disclosure on page 128 to include the description of how the Company arrived at Mirion’s unaudited financial results for the twelve-month period ended December 31, 2020.

Proposal No. 1—Approval of the Business Combination

The Business Combination Agreement, page 159

10. Please revise page 168 to describe the approximate number of shares covered by the Amended and Restated Registration Rights Agreement.

Response: The Company respectfully acknowledges the Staff’s comment. In response to the Staff’s comment, the Company has revised its disclosure on page 173 of the Amended Registration Statement.

Background of the Business Combination, page 174

11. Comment: Please revise page 177 to explain the basis for the Board’s conclusion that Mirion is a top competitor in each of its end markets.

Response: The Company respectfully acknowledges the Staff’s comment. In response to the Staff’s comment, the Company has revised its disclosure on pages 182 of the Amended Registration Statement.

12. Comment: You indicate on pages 172 and 177 that you engaged a financial accounting firm and a third party consulting firm to provide market and financial due diligence, and the views of these consultants and financial and other advisors were considered by the Board in deciding to approve the business combination. Please revise to further detail the scope of the engagement of such parties and to describe the analyses performed and information provided to the Board by such parties.

Securities and Exchange Commission August 11, 2021 Page 5

Response: The Company respectfully acknowledges the Staff’s comment. In response to the Staff’s comment, the Company has revised its disclosure on page 178 of the Amended Registration Statement.

13. Comment: Please revise to explain the basis for the $2.5 billion valuation for Mirion. Address in your revisions the methodology used by the Board in reaching the valuation and describe the extent to which the Board relied on the financial projections provided by Mirion.

Response: The Company respectfully acknowledges the Staff’s comment. In response to the Staff’s comment, the Company has revised its disclosure on page 179 of the Amended Registration Statement.

14. Comment: Your public disclosures indicate that a comparable company analysis was performed and that the valuation for the transaction was determined to be at a discount to peers. Please revise to discuss the extent to which the GSAH Board relied on such analysis and if material, revise to describe the underlying methodology, selection criteria, companies selected and conclusions of such analysis. Include in your revisions whether any comparable companies meeting the selection criteria were excluded from the analysis, and, if so, the reasons for such exclusion.

Response: The Company respectfully acknowledges the Staff’s comment. In response to the Staff’s comment, the Company has revised its disclosure on page 181 of the Amended Registration Statement.

15. Comment: Please revise to provide a more detailed description of the process used in eliminating potential business combination candidates as you progressed from hundreds of candidates to Mirion. Please provide more detail on these other potential targets, including with respect to the 17 companies that executed NDAs, details concerning their industries, size and why discussions ended, including on a company-by-company basis for the companies that reached the most advanced discussions.

Response: The Company respectfully acknowledges the Staff’s comment. In response to the Staff’s comment, the Company has revised its disclosure on pages 175 and 176 of the Amended Registration Statement.

Certain Unaudited Projected Financial Information, page 185

16. Comment: You state that the material assumptions underlying the projections include, but are not limited to, the items in the bulleted list on page 178-179. Please revise to describe all material assumptions.

Response: The Company respectfully acknowledges the Staff’s comment. In response to the Staff’s comment, the Company has revised its disclosure on page 186 of the Amended Registration Statement.

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17. Comment: On page 179 you state that the assumed growth rate was estimated in partnership with a global consulting firm. Please expand your discussion to provide more details concerning how this rate was determined, including underlying assumptions and any comparable companies considered.

Response: The Company respectfully acknowledges the Staff’s comment. In response to the Staff’s comment, the Company has revised its disclosure on page 186 of the Amended Registration Statement.

United States Federal Income Tax Considerations to Stockholders Exercising Redemption Rights, page 194

18. Comment: Please expand this tax disclosure beginning on page 186 to include discussion of the material tax considerations with respect to the business combination, including ownership and disposition of shares of New Mirion common stock and public warrants after the business combination.

Response: The Company respectfully advises the Staff that the material U.S. federal income tax consequences to the Company’s shareholders with respect to the business combination have been adequately disclosed in the Registration Statement. Because the Company and New Mirion are treated as the same company for U.S. federal income tax purposes, the Company believes expanding the section of the Registration Statement discussing the material tax considerations to the Company’s shareholders to include information related to the ownership and disposition of shares of New Mirion common stock and public warrants is unnecessary because such information has already been disclosed in the Registration Statement on Form S-1 (Registration No. 333-239096) filed with the Commission on June 24, 2020.

The Company is not aware of any disclosures regarding similarly situated companies and shareholders (i.e., an acquisition by a special purpose acquisition company (a “SPAC”) of a target company in which the only exchange involving the SPAC shareholders is an exercise of such shareholders’ redemption rights) which include the information requested by Staff in the Comment Letter. In light of similar Form S-4 disclosures previously and recently approved by the Staff, the Company does not believe that the Registration Statement would be enhanced by including the information requested by the Staff, particularly when such information is already disclosed and available to holders of the Company stock and warrants in the Company’s Form S-1.

Information about Mirion, page 234

19. Comment: Please revise the bottom of page 225 and the top of page 226 to state the amount of indebtedness Mirion held at the periods described.

Response: The Company respectfully acknowledges the Staff’s comment. In response to the Staff’s comment, the Company has revised its disclosure on page 234 to state the amount of indebtedness Mirion held at the periods described.

Securities and Exchange Commission August 11, 2021 Page 7

20. Comment: Please revise this section to briefly describe the meaning of scientific or technical terms, including dosimetry services, dosimeters, alpha spectroscopy instruments, alpha/beta counting instruments and gamma spectroscopy detector systems and software and phantoms.

Response: The Company respectfully acknowledges the Staff’s comment. In response to the Staff’s comment, the Company has revised its disclosure on page 235 of the Amended Registration Statement.

21. Comment: Please revise page 233 to describe the adjacent markets that you believe you can expand into and the basis for your claim such markets represent a $17 billion annual revenue market opportunity.

Response: The Company respectfully acknowledges the Staff’s comment. In response to the Staff’s comment, the Company has revised its disclosure on page 243 of the Amended Registration Statement.

22. Comment: Please revise your intellectual property discussion on page 237 to (i) specify the specific products, product groups and technologies to which such patents relate, (ii) describe whether the patents are owned or licensed, (iii) detail the type of patent protection and (iv) identify the foreign jurisdictions covered. Additionally, please segregate patent expiry for issued patents and patent applications and with respect to patents expected to expire in 2021, revise to disclose whether such expiry is expected to have a material impact on your business.

Response: The Company respectfully acknowledges the Staff’s comment. In response to the Staff’s comment, the Company has revised its disclosure on page 247 of the Amended Registration Statement of the Amended Registration Statement.

23. Comment: Please revise to disclose your competitors and describe competitive conditions in the markets in which you operate.

Response: The Company respectfully acknowledges the Staff’s comment. In response to the Staff’s comment, the Company has revised its disclosure on page 245 of the Amended Registration Statement.

Executive Compensation, page 295

24. Comment: Please revise to provide the outstanding equity awards at fiscal year-end table required by Item 402(f) of Regulation S-K.

Response: The Company respectfully acknowledges the Staff’s comment. In response to the Staff’s comment, the Company has revised its disclosure on page 295 of the Amended Registration Statement.

Securities and Exchange Commission August 11, 2021 Page 8

Description of New Mirion Securities, page 303

25. Comment: Please revise to provide the approximate number of holders of each class of Mirion ordinary shares as required by Item 201(b) of Regulation S-K as referenced in Item 17(b) of Form S-4.

Response: The Company respectfully acknowledges the Staff’s comment. In response to the Staff’s comment, the Company has revised its disclosure on page 303 of the Amended Registration Statement.

Certain Relationships and Related Party Transactions, page 329

26. Comment: Please revise page 320 to disclose whether the 2016 Co-Investment Agreement survives the closing of the business combination.

Response: The Company respectfully acknowledges the Staff’s comment. In response to the Staff’s comment, the Company has revised its disclosure on page 336 of the Amended Registration Statement.

1. Nature of Business and Summary of Significant Accounting Policies

Revenue Recognition ASC 606, page F-44

27. Comment: You note that in most cases your installation services represent a separate performance obligation recognized over time. Please provide us with additional details to help us understand why installation services are recognized over time rather than a point in time. In this regard, tell us the period of time installation services are generally provided.

Response: The Company respectfully acknowledges the Staff’s comment. Installation services relate to the routine installation of equipment at the customer’s site. The associated revenues are recognized over time because the customer simultaneously receives and consumes the benefits provided by the Company’s performance as the Company performs, and therefore meets a criteria per ASC 606-10-25-27 to be recognized over time. Installation services generally occur over a period that is less than a month.

Financial Statements of Mirion Technologies (TopCo), Ltd. and Subsidiaries

15. Segment Information, page F-76

28. Comment: Please tell us what consideration was given to further disaggregating each of your segment revenues by major product categories as noted on page 234.

The Company respectfully acknowledges the Staff’s comment. The Company considered the requirements of ASC 606-10-50-5 and determined there was no need for disaggregation of segment revenues by product because there are not substantial differences across products in each segment in how the nature, amount, and uncertainty of revenue and cash flows are affected by economic factors. Page F-79 includes the Company’s disclosure of revenue disaggregated between point in time and over time. The Company also considered the disclosure requirement in ASC 280-10-50-40, initially providing revenues by industry segment. The Company further reviewed the major product categories listed on page 234 and has determined the following:

•	The products and services included in the Medical segment together represent a similar group of products and services.

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•

The products and services included in the Industrial segment consist of two groups of similar products and services. These are (1) Reactor Safety and Control Systems and (2) Radiological Search, Measurement and Analysis Systems.

In response to the Staff’s comment, beginning with the Company’s annual financial statements for the year ended June 30, 2021, which the Company anticipates filing with the next amendment to the Form S-4, the Company intends prospectively to present revenue disaggregated by the following product categories:

•	Medical,

•	Reactor safety and control systems, and

•	Radiological search, measurement, and analysis systems.

Each of our product categories and aggregation considerations are described in the following paragraphs. While ASC 280-10-50-40 does not provide guidance for determining if products are similar, the Company determined the appropriate level of aggregation of these products and service using the segment aggregation criteria in ASC 280-10-50-11 by analogy.

Medical

The products and services included in this product category address needs in cancer diagnostics and therapeutics QA, nuclear medicine, medical imaging, dosimetry, and rehabilitation. The Company considered the aggregation criteria for products and services in this product category as follows:

(a) Nature of the products: The nature of the products and services and the need that they address are similar. All products and services relate to medical devices or associated software and services that are focused on enhancing the effectiveness and safety of life-saving procedures.

(b) Nature of the production processes: For substantially all of the products in this category, the products are manufactured and assembled by the Company using a combination of parts sourced from third parties and produced in-house.

(c) Type or class of customer: For substantially all of the products and services in this category, the end customers consist of medical facilities (i.e., hospitals, clinics / urgent care facilities, dental offices, and veterinary offices), medical facilities supply chain (e.g., drug manufacturers and pharmacies), medical research facilities, and universities.

(d) Distribution methods: For substantially all of the products in this category, the Company uses a combination of direct sales and a network of distribution partners.

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(e) Regulatory environment: Our medical products and services are sold in countries across the world, and most are regulated as medical devices by regulatory bodies in each respective country (e.g., the U.S. Food and Drug Administration (“FDA”) in the United States).

Based on the preceding, the Company believes that the products and services included in the Medical segment together represent a similar group of products and services and are properly presented as a major product category.

The products and services included in the Industrial segment consist of two groups of similar products and services. These are (1) Reactor Safety and Control Systems and (2) Radiological Search, Measurement and Analysis Systems. The aggregation criteria for the products included in each of these are considered below.

Reactor Safety and Control Systems

The products and services included in this product category consist of radiation monitoring systems, reactor instrumentation and control equipment and systems, and neutron flux measurement systems. The Company considered the aggregation criteria for products and services in this product category as follows:

(a) Nature of the products: The nature of the devices is similar and so is the need that they address. All products relate to radiation monitoring systems and reactor instrumentation and control systems that ensure the safe operation of nuclear reactors and other nuclear fuel cycle facilities.

(b) Nature of the production processes: For substantially all of the products in this category, the products are manufactured and assembled by the Company using a combination of parts sourced from third parties and produced in-house.

(c) Type or class of customer: For substantially all of the products and services in this category, the customers are nuclear power plants and other customers operating nuclear reactors (e.g., military and research laboratories).

(d) Distribution methods: For substantially all of the products and services in this category, sales are made directly to customers.

(e) Regulatory environment: The products are subject to government regulations in each respective country where products are sold.

Based on the preceding, the Company believes that the products and services included in the Reactor Safety and Control Systems product category together represent a similar group of products and services.

Radiological Search, Measurement and Analysis Systems

The products and services included in this product category consist of dosimeters, contamination and clearance monitors, detection and identification devices, customized research detectors, environmental monitoring systems, radiochemistry instruments, imaging systems, waste measurement devices, and related services. The Company considered the aggregation criteria for products and services in this product category as follows:

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(a) Nature of the products: The nature of the devices is similar and so is the need that they address. All products are used to locate, measure, and perform in-depth scientific analysis of radioactive sources or material for radiation safety, security, and scientific applications.

(b) Nature of the production processes: For substantially all of the products in this category, the products are manufactured and assembled by the Company using a combination of parts sourced from third parties and produced in-house.

(c) Type or class of customer: For substantially all of the products and services in this category, customers are in the government, military, nuclear, education, and research sectors.

(d) Distribution methods: For substantially all of the products and services in this category, the Company uses a combination of direct sales and a network of distribution partners.

(e) Regulatory environment: The products are subject to government regulations in each respective country where products are sold.

Based on the preceding, the Company believes that the products and services included in the Radiological Search, Measurement, and Analysis Systems product category together represent a similar group of products and services.

29. Comment: Please disclose revenues from external customers for each product and service or each group of similar products and services as required by ASC 280-10-50-40 or tell us why and disclose it is impracticable to do so.

Response: The Company respectfully acknowledges the Staff’s comment. Please see response to comment 28. In response to the Staff’s comment, beginning with the Company’s annual financial statements for the year ended June 30, 2021, which the Company anticipates filing with the next amendment to the Form S-4, the Company intends prospectively to present revenue disaggregated by the following product categories:

•	Medical,

•	Reactor safety and control systems, and

•	Radiological search, measurement, and analysis systems.

Financial Statements of Sun Nuclear Corporation and Subsidiaries

Note 2. Summary of Significant Accounting Policies

Revenue Recognition, page F-117

30. Comment: You note that you recognize revenues for hardware installation when control and benefit transfer to the customer, which occurs over time as the installation service is completed. Please help us understand your policy by providing us with additional information, such as how long installation generally takes.

Securities and Exchange Commission August 11, 2021 Page 12

Response: The Company respectfully acknowledges the Staff’s comment. Hardware installation services relate to the routine installation of equipment at the customer’s site. The associated revenues are recognized over time because the customer simultaneously receives and consumes the benefits provided by the Company’s performance as the Company performs, and therefore meets a criteria per ASC 606-10-25-27 to be recognized over time. Hardware installation services generally occur over a period of a few days.

Exhibits

31. Please file the Charterhouse Director Nomination Agreement, the GS Director Nomination Agreement and any documentation concerning the Profits Interests as exhibits pursuant to Item 601 of Regulation S-K.

Response: The Company respectfully acknowledges the Staff’s comment. In response to the Staff’s comment, the Company has filed as exhibits the Charterhouse Director Nomination Agreement, the GS Director Nomination Agreement and Profits Interest Award Agreements with each of Thomas Logan, Brian Schopfer and Lawrence Kingsley.

[Remainder of Page Intentionally Left Blank]

Securities and Exchange Commission August 11, 2021 Page 13

Should any questions arise in connection with the filing or this response letter, please contact the undersigned at 212-310-8552 or by e-mail at michael.aiello@weil.com.

Sincerely yours,

/s/ Michael J. Aiello

Michael J. Aiello

cc:	Tom Knott, Chief Executive Officer, GS Acquisition Holdings Corp II

Brian Parness, Esq., Weil, Gotshal & Manges LLP